UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Executive Officers

On October 18, 2019, Atento S.A. (the “Company”) announced the appointment of Jose Antonio de Souza Azevedo as Chief Financial Officer and a member of the Executive Committee. The appointment is effective as of November 11, 2019.

Before joining the Company, Mr. Azevedo served as Chief Financial Officer and Investor Relations Officer of Unidas, the largest fleet management provider and the second largest Brazilian car rental company. From 2016 to 2017, Mr. Azevedo served as Country Manager Brazil for Softline Company. Prior to that, Mr. Azevedo held executive positions at Globalweb Data Services as Chief Executive Officer in 2015 and Chief Financial Officer from 2014 to 2015. Mr. Azevedo also served as Chief Financial Officer of Estre Ambiental from 2013 to 2014 and held several leadership positions at Latam Airlines from 2008 to 2013. Mr. Azevedo received a Master of Business Administration from Hamburg University in Germany, a Bachelor of Business Administration from University Autonomous of Lisbon in Portugal and has CBA training in finance and management from Harvard University in the United States.

On October 18, 2019, the Company also issued a press release announcing Mr. Azevedo’s appointment, a copy of which is filed as Exhibit 99.1 to this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

Date: October 18, 2019	/s/ Carlos Lopez-Abadia
Carlos Lopez-Abadia
Chief Executive Officer